K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

February 19, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-193554 Registration Statement on Form N-14

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 11, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of Class A, Class B, Class C, and Class I shares of John Hancock Large Cap Equity Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Sovereign Investors Fund (the “Acquired Fund”), also a series of the Trust (the “Reorganization”). The Registration Statement was filed with the SEC on January 24, 2014, accession no. 0001133228-14-000441.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Tax Opinion

Comment 1 — Please revise the last sentence of the tax opinion to delete the statement that the opinion is solely for the information of the Funds and that the opinion may not be relied on for any purpose without the express written consent of the firm issuing the opinion. Please see Sec. III.D.1, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011. In addition, please file the executed tax opinion, revised as described above, in a post-effective amendment to the Registration Statement.

Response to Comment 1 — The Trust has made the requested change, and the Trust will file an executed tax opinion, revised as described in the staff’s comment above, in a post-effective amendment to the Registration Statement. The last sentence of the opinion has been revised to read as follows:

Securities and Exchange Commission
February 19, 2014

Finally, our opinion is solely for the information of the addressees and their shareholders, and may not be relied on for any purpose by any other person without our express written consent.

General

Comment 2 — Please provide supplementally the analysis required under North American Securities Trust1 relating to the determination that the Acquiring Fund is expected to be the accounting survivor of the Reorganization.

Responses to Comment 2 — The Acquired Fund, the Acquiring Fund and their management believe that Acquiring Fund is appropriately the accounting survivor of the Reorganization for the following reasons. For purposes of this analysis, the combined fund resulting from the Reorganization is referred to as the “Combined Fund.”

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”2

Based on its review, management of the Acquiring Fund and the Acquired Fund determined that the Acquiring Fund will be the accounting survivor in the Reorganization. In this connection, management noted that:

(1)	The Acquiring Fund will be the legal survivor in the reorganization and the Combined Fund will carry on its operations under the Securities Act

1 SEC No-Action Letter (publicly available August 5, 1994).

2 Id.

Securities and Exchange Commission
February 19, 2014

and Investment Company Act registrations of the Acquiring Fund. Hence, under the Guide, the Acquiring Fund is presumptively the accounting survivor absent some compelling reason to the contrary.

(2)	John Hancock Advisers, LLC (“JHA”) currently serves as the investment adviser of both the Acquired and Acquiring Funds, and will serve as the investment adviser of the Combined Fund. Accordingly, management of both Funds believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(3)	The Combined Fund will continue to use the same investment format as the Acquiring Fund in which discretionary management is vested in a single subadviser. John Hancock Asset Management a division of Manulife Asset Management (US) LLC (“JHAM”), an affiliate of JHA, will be the subadviser for the Combined Fund. The Acquiring Fund’s portfolio manager and portfolio management team will continue to manage the Combined Fund following the Reorganization. JHAM also serves as the subadviser of the Acquired Fund, but employs a different portfolio management team in managing the Acquired Fund’s assets. Accordingly, management believes that these factors support the presumption that the Acquiring Fund should be the accounting survivor.

(4)	The Combined Fund will be managed completely in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Although there are many similarities in the investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund, there are also several differences, and the Combined Fund therefore will much more closely resemble the Acquiring Fund in this regard. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(5)	The portfolio composition of the Combined Fund is expected to be substantially similar to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment adviser and subadviser in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(6)	The expense structure and expense ratio of the Combined Fund’s Class A, Class B, Class C, and Class I shares will closely resemble those of the

Securities and Exchange Commission
February 19, 2014

corresponding share classes of the Acquiring Fund. In this regard, the pro forma combined expense structure and expense ratio of Class A, Class B, Class C, and Class I shares of the Combined Fund more closely resembles that of the Acquiring Fund than that of the corresponding classes of shares of the Acquired Fund. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

(7)	As of December 31, 2013, the Acquiring Fund is larger than the Acquired Fund. Accordingly, management believes that this factor strongly supports the presumption that the Acquiring Fund should be the accounting survivor.

Weighing all of the factors discussed above, management believes that these factors strongly support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment adviser, investment policies, and net operating expenses of Class A, Class B, Class C, and Class I shares of the Combined Fund are identical (or substantially similar with respect to expense ratios) to those of the corresponding share classes of the Acquiring Fund and different from those of the Acquired Fund; and (c) the Acquiring Fund has more assets than the Acquired Fund.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 3 — On the cover page, under the heading “Rationale for the Reorganization,” in the first paragraph, please add disclosure regarding the differences between the Funds’ investment policies.

Response to Comment 3 — The Trust has made the requested change.

Comment 4 — On the cover page, under the heading “Rationale for the Reorganization,” in the third paragraph, please disclose that overall operating expenses of Class B, Class C, and Class I shares are expected to increase after the expiration of applicable contractual expense reimbursements.

Response to Comment 4 — The disclosure regarding the overall operating expenses of the Funds’ share classes meets the requirements of Form N-1A, as incorporated into Form N-14. The Trust cannot state with certainty that the affected share class expenses will increase after the expiration of the expense reimbursements. Accordingly, the Trust respectfully declines to make any changes in response to the staff’s comment.

Securities and Exchange Commission
February 19, 2014

Comment 5 — On pp. 2 and 3, under the heading “Comparison of the Funds’ Investment Objectives, Strategies and Policies,” it is stated that the Acquiring Fund “may attempt to take advantage of short-term market volatility by investing in corporate restructurings or pending acquisitions.” Please disclose the risks associated with such investments.

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — On p. 3, following the table comparing the Funds’ investment objectives, strategies and policies, under “Foreign Investments,” it is stated that the Acquiring Fund may invest up to 35% of its assets in foreign securities. Please add this policy to this Fund’s principal investment strategies as described in the table.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — On p. 7, in the Class A shares fee table under “Comparison of Expenses,” please delete the lines following “Total fund operating expenses.”

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — On pp. 7 and 8, in the footnotes to the Class B, Class C and Class I shares fee tables, please disclose who may terminate a contractual expense limitation arrangement and under what circumstances.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On pp. 7 and 8, in the footnotes to the Class B, Class C and Class I shares fee tables, please disclose, if applicable, whether the Acquiring Fund’s investment adviser has the ability to recoup amounts waived or reimbursed under a contractual expense limitation arrangement.

Response to Comment 9 — Because the Acquiring Fund’s investment adviser does not have the ability to recoup amounts waived or reimbursed under a contractual expense limitation arrangement, no change is necessary in response to this comment.

Comment 10 — On p. 17, under “Fund Past Performance,” in the sentence following the Calendar Year Total Returns for the Acquired Fund, please delete the second “%.”

Response to Comment 10 — The Trust has made the requested change.

Securities and Exchange Commission
February 19, 2014

Comment 11 — On p. 20, under “Tax Status of the Reorganization,” it is stated that “The Acquired Fund expects to sell a substantial portion of its assets in anticipation of the Reorganization.” Please explain whether these transactions would be considered “forced sales,” i.e., do the Acquired Fund assets to be sold not meet the investment restrictions or guidelines of the Acquiring Fund?

Response to Comment 11 — The transactions described in this comment would not be considered “forced sales,” as defined above.

Comment 12 — On p. 20, under “Tax Status of the Reorganization,” please disclose the estimated percentage of the Acquired Fund’s assets to be sold in anticipation of the Reorganization.

Response to Comment 12 — The Trust has made the requested change.

Comment 13 — On p. 22, in the table under “Capitalization,” the estimated expenses of the Reorganization total $278,250. Please reconcile this information with the statement on p. 21 under “Expenses of the Reorganization” and on p. 4 of the Statement of Additional Information (the “SAI”) that the costs of the Reorganization are estimated to be approximately $223,250.

Response to Comment 13 — The information provided in the Capitalization table includes the brokerage commissions that the Acquired Fund expects to incur in connection with the Reorganization.

Comment 14 — In the Capitalization table on p. 22, please include the Net Assets, NAV, and Shares Outstanding for each class of shares of the Acquiring Fund as of October 31, 2013.

Response to Comment 14 — The Trust has made the requested change.

SAI

Comment 15 — On p. 2, please revise the last sentence to disclose each Fund’s assets as of October 31, 2013.

Response to Comment 15 — The Trust has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

Securities and Exchange Commission
February 19, 2014

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc: Nicholas J. Kolokithas